FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No. 1	Directorate Change dated 13 December 2024

Exhibit No. 1

13 December 2024

NatWest Group plc
Directorate Changes

Further to the announcement on 26 July 2024, NatWest Group plc ('NWG') announces that Mark Seligman, non-executive director and Senior Independent Director, will retire from the NWG Board on 31 March 2025. Lena Wilson, independent non-executive director, will assume the role of Senior Independent Director from 1 April 2025.

In addition, NWG announces the appointment of Gill Whitehead as an independent non-executive director with effect from 8th January 2025.

Rick Haythornthwaite, Chair of NWG, said:

"I would like to thank Mark Seligman for his significant contribution to the Board and its committees since his appointment in April 2017. During his tenure, Mark has dedicated significant time to NatWest and has been a highly valued director and colleague. We will miss his wise counsel and contributions around the Board table. He leaves with our very best wishes for the future.

Lena Wilson is a highly experienced Board member who has demonstrated strong leadership and is highly regarded by her fellow directors.  I am confident she will make a valuable contribution to the Board as Senior Independent Director.  In addition, Lena will continue to chair the Group Performance & Remuneration Committee.

Finally, I am delighted to welcome Gill Whitehead to the NWG Board.   Gill's deep expertise in data science and analytics, emerging customer focused technologies, global technology regulation and digital transformation are all highly relevant skills. She will be a strong addition to the Board."

Gill recently stepped down from her role as Group Director, Online Safety at Ofcom.  She currently serves as Chair of Rugby World Cup 2025, Chair of the Audit Committee and non-executive director of the British Olympic Association and Chair of the Audit Committee and non-executive director of Informa PLC.  Gill's biography is set out below.

There are no further matters requiring disclosure under Listing Rule 6.4.8R.

For further information contact:
NatWest Group Investor Relations:
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90
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Gill Whitehead Biography

Gill has over 25 years of executive experience in the technology and media sectors having worked at Ofcom, Google, Channel 4 and the BBC. She is a Visiting Policy Fellow at the University of Oxford's Internet Institute, focussing on global developments in online and AI safety. Her Board experience as Chair, Audit Committee Chair and Non-Executive Director spans FTSE 50 companies, public bodies and sport.

Gill has spent the last few years mobilising tech regulation in the UK, including leading for Ofcom the implementation of one of the UK's most significant pieces of new tech legislation, the Online Safety Act. She also led the establishment of several key regulatory partnerships, including as the inaugural Chief Executive of the UK's Digital Regulation Cooperation Forum, on behalf of the UK's largest regulators including the Financial Conduct Authority, and as Chair of the Global Online Safety Regulators Network.

Previously, Gill was Google UK's Senior Director of Client Solutions & Analytics, leading teams in data science and analytics, measurement and user experience, having also led their market insights function across EMEA. Before the world of tech, Gill worked in media at Channel 4 and the BBC in a variety of data and technology-driven leadership roles.

Gill is a Fellow of the Institute of Chartered Accountants. Having previously been a Non-Executive Director of the Financial Ombudsman Service and Camelot (operator of the National Lottery), Gill's current Board roles are Non-Executive Director and Audit Committee Chair of Informa plc, Non-Executive Director and Audit Committee Chair of the British Olympic Association, and Chair of the Women's Rugby World Cup 2025.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	31 December 2024	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary